March 19, 2009

Via EDGAR and FedEx

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Form 10-K for the Fiscal Year Ended June 30, 2008 (the “Annual Report”)
Filed September 11, 2008
File No. 001-33628
Response Letter Dated February 13, 2009

Dear Mr. Schwall:

Set forth below are Energy XXI (Bermuda) Limited’s, a Bermuda corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 6, 2009.  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Form 10-K for the Fiscal Year Ended June 30. 2008

Business, page 1

1.	Expand your disclosure to provide the information contained in your response to number 3.

Response: The Company acknowledges the Staff’s comment and will include such disclosure in future filings with the Commission.

Capital Resources, page 32

2.
We have reviewed your response to prior comment 8 and note your intention to include additional disclosure relating to the calculation and use of the replacement reserve ratio.  However, your responses to certain bullet points of the prior commend did not explicitly state your intention to include the information provided in future disclosures.  Please confirm that you intend to disclose the information provided in your responses to this prior comment in future filings.

Response: In response to the Staff’s comment, the Company confirms that it will disclose the information provided in the Company’s response to prior comment 8, including all of the Company’s responses following each bullet point in that prior comment, in future filings with the Commission.

Please direct any questions that you have with respect to the foregoing or with respect to the Annual Report to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINS LLP

By:	/s/ Vinson & Elkins LLP

Enclosures

Cc:	Shannon Buskirk, Securities and Exchange Commission
Kim Calder, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited